[BankAtlantic Bancorp, Inc. Letterhead]

April 27, 2004

BY EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	BankAtlantic Bancorp, Inc. Form S-3 (File No. 333-113278) Form RW-Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, BankAtlantic Bancorp, Inc., a Florida corporation (the “Registrant”), hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-3, File No. 333-113278, together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on March 4, 2004.

     Since the initial filing of the Registration Statement, the Registrant’s shareholders’ equity and cash position have improved while the market for equity securities in the Registrant’s industry has declined. The Registrant believes that the terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the public offering contemplated by the Registration Statement and that completing a discretionary financing at this time would not be in the best interests of the Registrant or its shareholders. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Securities and Exchange Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement.

     Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as reasonably possible. The Company also requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Securities and Exchange Commission for future use, in accordance with, and subject to the conditions of, Rule 457(p) promulgated under the Securities Act of 1933, as amended.

     Please send to the Registrant a facsimile copy of the Order consenting to the withdrawal of the Registration Statement. The facsimile number of the Registrant is (954) 763-4764.

     Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (954) 760-5015 or counsel for the Registrant, Alison W. Miller, at (305) 789-3500.

Sincerely,
/s/ James A. White
James A. White
Executive Vice President and Chief Financial Officer

cc:	Alison W. Miller Frank E. Bayouth